Exhibit 99.6

CORO MINING CORP.
Suite 1280 – 625 Howe Street
Vancouver, BC V6C 2T6

INFORMATION CIRCULAR
(as at May 18, 2018 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (the “Management”) of Coro Mining Corp. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general and special meeting of the shareholders of the Company to be held on Wednesday, June 27, 2018 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is an officer of the Company. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. by 10:00 a.m. (Pacific time) on Monday, June 25, 2018 or not less than 48 hours, (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him or her. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the Management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder’s name. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF directly to NOBOs.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents. The Company will assume the costs associated with the delivery of the Notice of Meeting, Circular and VIF, as set out above, to OBOs by intermediaries.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 10:00 a.m. (Vancouver time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare Investor Services Inc., unless specifically stated otherwise.

Financial Statements

The audited consolidated financial statements of the Company for the year ended December 31, 2017, together with the auditor’s report on those statements, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of an unlimited number of common shares without par value. All common shares in the capital of the Company carry the right to one vote. Shareholders registered as at May 18, 2018 are entitled to attend and vote at the Meeting. As of May 18, 2018 (being the record date for voting) there were 651,929,511 common shares outstanding. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of May 18, 2018, the following persons beneficially own, directly or indirectly, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Greenstone Resources L.P. and its affiliate, Greenstone Co-Investment No. 1 (Coro) L.P.	414,085,522	63.5%

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. The number of directors on the board of directors (the “Board”) of the Company was fixed at five and shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors for the ensuing year at six.

As part of its on-going review of corporate governance practices, on March 15, 2013 the Board adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ (a “Majority Withhold Vote”) will tender his or her resignation to the Chairman of the Board or the Company’s Corporate Governance and Nominating Committee promptly following the shareholders’ meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. The Corporate Governance and Nominating Committee and the Board will evaluate any such tendered offer of resignation, in accordance with their fiduciary duties to, and in furtherance of the best interests of, the Company and its shareholders. The Board may accept or reject the offer of resignation, or it may decide to pursue additional actions, including, without limitation, the following:

•	allow the director to remain on the Board and continue to serve but not be nominated for re-election to the Board at the next election of directors;

•	defer the acceptance of the resignation until the director vacancy created by the resignation can be filled by the Board with a replacement/successor director meeting all the necessary qualifications and criteria for Company directors and satisfying all other legal and regulatory requirements with respect to the composition of the Board (such as “independence” requirements established by securities regulators or securities exchange listing requirements);

•	defer the acceptance of the resignation if it is determined that the underlying cause of the Majority Withhold Vote can be cured by the director or otherwise within a specified period of time (such as if the Majority Withhold Vote was due to the relevant director receiving such vote serving on the board of directors of another entity, by resigning from such other board); or

•	defer the acceptance of the resignation for other reasons determined by the Board to be in the best interests of the Company in the exercise of its fiduciary duties and business judgment.

The Board’s decision will be disclosed in a news release within four business days after the decision.

The following table sets out the names, province or state and country of residence of the nominees for election as directors, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
LUIS A. TONDO Santiago, Chile President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company, June, 2017 to present; Chief Operating Officer, Grupo Minera Las Cenizas, September 2015 June, 2017 ; Business and Development and Projects Manager, Grupo Minera Las Cenizas, January 2014 to August 2014	June 15, 2017	Nil

ALAN J. STEPHENS (4) West Sussex, United Kingdom Executive Director and Director Former President and Chief Executive Officer	Executive Director since June 2017. President and Chief Executive Officer of the Company January 2005 to June, 2017.	January 5, 2005	2,547,934(2)

GORDON J. FRETWELL(3)(4) British Columbia, Canada Director Former Chairman	Self-employed Solicitor of Gordon Fretwell Law Corporation since 1991 to present.	June 10, 2009	730,488

Colin Kinley(3)(4)(5) Kansas, United States Chairman and Director	Director and Senior Advisor, President and Chief Executive Officer of Kinley Exploration LLC from 2007 to present; President and Chief Executive Officer of Jet Mining Pty LLC from 2010 to present; Director of Excelsior Mining from 2010 to present; Director and Chief Operating Officer of Eco Atlantic Oil and Gas Ltd. from 2011 to present.	February 5, 2016	100,000

Michael Haworth(3)(5) London, United Kingdom Director	Joint Managing Partner with Greenstone Capital LLP	February 5, 2016.	Nil(6)

pETRA DECHER(3)(4)(5) Ontario, Canada Director	Chairperson of the Board, Red Pine Exploration Inc.; CFO of Honey Badger Exploration Inc.; CFO of Macdonald Mines Exploration Ltd.; Former Vice President, Finance and Assistant Secretary for Franco-Nevada Corporation from 2009 to 2016.	May 7, 2018	Nil

Notes:

(1)	The information as to common shares beneficially owned or controlled has been provided by the directors themselves.

(2)	Includes 66,667 common shares owned by Alan Stephens’ spouse.

(3)	Member or proposed member of the Company’s Audit Committee (the “Audit Committee”).

(4)	Member or proposed member of the Company’s Corporate Governance and Nominating Committee.

(5)	Member or proposed member of the Company’s Compensation Committee (the “Compensation Committee”).

(6)	This does not include those 414,085,522 shares of the Company owned by Greenstone Resources L.P. and its affiliate, Greenstone Co-Investment No. 1 (Coro) L.P., which are advised by Greenstone Capital LLP, of which Mr. Haworth is the managing partner.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Other than disclosed below, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

For the purposes of this Circular:

“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year.

“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year.

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2017, the Company had five NEOs, being: Luis A. Tondo, President and CEO; Alan J. Stephens, Executive Director and former President and former CEO; Damian Towns, Corporate Secretary, and former CFO; Marcelo Cortes, Vice President of Project Development; and Sergio Rivera, Vice President of Exploration and Naomi Nemeth, former Vice President of Investor Relations.

Compensation discussion and analysis

Compensation Discussion and Analysis

The Compensation Committee directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive in order to attract, motivate and retain highly skilled and experienced executive officers. The Compensation Committee does not have a formal compensation program with set benchmarks, however, the Compensation Committee does have an informal program which seeks to reward an executive officer’s current and future expected performance and the achievements of corporate milestones and align the interests of executive officers with the interest of the Company’s shareholders.

The Compensation Committee has not formally considered the risks associated with the Company’s compensation policies and practices. The Company’s compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short term goals at the expense of long-term sustainability. The discretionary nature of annual bonus awards and option grants are significant elements of the Company’s compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Company’s best interests.

The Company has attempted to minimize those compensation practices and policies that expose the Company to inappropriate or excessive risks.

The Company has not established a policy on whether or not a NEO or director is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

The compensation awarded to, earned by, paid to or payable to each of the NEOs for the most recently completed financial year is set out under the heading, “Compensation Discussion and Analysis – Summary Compensation Table”.

Compensation Review Process / Compensation Governance

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the NEOs. It then submits to the Board recommendations with respect to basic salary, bonus and participation in share compensation arrangements for each executive officer.

The Compensation Committee ensures that the Company has an executive compensation plan that is fair, motivational and competitive, so that it will attract, retain and incentivize executive officers of a quality and nature that will enhance the growth and development of the Company.

In establishing levels of remuneration, stock option and bonus grants, the Compensation Committee is guided by the following principles:

•	compensation is determined on an individual basis by the need to attract and retain talented, qualified and effective executives;

•	total compensation is set with reference to the market for similar positions in comparable companies and with reference to the location of employment; and

•	the current market and economic environment.

For the year ended December 31, 2017, the Compensation Committee was comprised of three independent directors; Mr. Webster, Mr. Haworth (Chair) and Mr. Kinley. Following the Meeting, the Compensation Committee will be comprised of Mr. Haworth (Chair), Mr. Kinley and Ms. Decher, each of whom is independent. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. All members of the Compensation Committee have had significant experience in the mining sector, including the junior exploration sector and on other boards of directors. The responsibilities, powers and operation of the Compensation Committee are included in the Compensation Committee Mandate which is included in Appendix A.

Objectives

The objectives of the Company’s NEO compensation program are to: (a) attract, motivate and retain high-calibre NEO’s; (b) align the interests of the NEOs with those of the Company’s shareholders; and (c) incentivize the NEOs to continuously improve operations and execute on corporate strategy. The NEO compensation program is, therefore, designed to reward the NEOs for increasing shareholder value, and improving operations and executing on corporate strategy.

Assessment of Individual Performance

Individual performance in connection with the achievement of corporate milestones and objectives is reviewed by the Compensation Committee for all executive officers. While awards are generally tied to performance against quantitative objectives, consideration is also given to an individual’s qualitative contribution to the Company. For example, the Compensation Committee will evaluate the individual’s leadership skills, commitment to the Company’s shareholders, innovation and teamwork.

As the Company has a small team of executive officers, a high degree of commitment and performance is required from each individual to achieve corporate milestones and objectives. This high degree of commitment and performance was demonstrated in 2017 by each executive officer with the following accomplishments:

•	each executive officer?s consistent and focused leadership, evidenced during challenging times;

•	each executive officer’s leadership in strengthening the Company’s ability to manage risk; and

•	each executive officer’s role in the enhancement of the Company’s profile in the public marketplace.

Elements of Executive Compensation

There are three main elements of direct compensation, namely base salary, contracted bonuses and equity participation through the stock option plan, which was adopted by the Company on July 10, 2007 and subsequently amended on June 29, 2010 and February 18, 2011 (the “Stock Option Plan”). The Stock Option Plan was last approved by the Company’s shareholders at the annual general and special meeting held July 16, 2015 and shareholders are being asked at the Meeting to approve all unallocated entitlements under the Stock Option Plan, as described under the heading, "Particulars of Matters to be Acted Upon - Approval of Unallocated Entitlements under the Stock Option Plan". The Stock Option Plan is further discussed under the heading, “Compensation Discussion and Analysis - Stock Option Plan”.

The Compensation Committee relies on the experience of its members as officers and directors of other companies in similar lines of business as the Company in assessing compensation levels. These other companies are identified under the heading “Corporate Governance Disclosure – Directorships” of this Circular. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee's approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Board considers the Company’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors;

•	current economic and market environment; and

•	development stage and opportunities for the Company.

The Company has employment agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the NEO’s services, the compensation and benefits to be provided by the Company in the event of a termination of employment not preceded by a change of control of the Company and the compensation and benefits to be provided by the Company in the event of a change of control of the Company.

The compensation paid to the NEOs other than Mr. Tondo, Mr. Rivera and Mr. Cortes is denominated in Canadian dollars. Mr. Tondo, Mr. Rivera and Mr. Cortes are paid in Chilean Pesos. For the purposes of calculating the Canadian dollar equivalent of the Chilean Peso and the US dollar, the Bank of Canada noon exchange rate on December 31, 2017 was used.

Employment Agreement – Mr. Tondo

Mr. Tondo currently receives a base salary denominated in US dollars and paid in Chilean Pesos in the amount of US$300,000 per year (the “Base Salary”), pursuant to employment contracts dated June 12, 2017 entered into by the Company and the Company’s 100% owned Chilean subsidiary, Minera Cielo Azul Ltda, pursuant to which, Mr. Tondo provides his services as the President and CEO of the Company. In addition, Mr. Tondo is entitled to a discretionary performance bonus of up to 50% of his Base Salary. Mr. Tondo also received stock options for the purchase of up to 5,000,000 shares of the Company, as more particularly disclosed in the section of this Circular entitled “Incentive Plan Awards”.

Employment Agreement – Mr. Stephens

Mr. Stephens currently receives an amount of $18,333 per month pursuant to an employment agreement dated for reference January 1, 2012, as amended by an agreement dated effective April 1, 2012 entered into by the Company and Mr. Stephens. Effective June 1, 2013, Mr. Stephens temporarily reduced his salary from $18,333 to $8,333 per month in order to conserve the Company’s treasury and on January 1, 2016 Mr. Stephens’ salary was reinstated at $18,333.

Employment Agreement – Mr. Towns

Mr. Towns received an amount of $16,667 per month pursuant to an employment agreement dated for reference January 1, 2012, as amended by an agreement dated effective July 1, 2015 entered into by the Company and Mr. Towns (these agreements are collectively referred to as the “Towns’ Employment Agreement”), pursuant to which Mr. Towns provided his services as the CFO and Corporate Secretary of the Company. Mr. Towns ceased to be the CFO of the Company effective May 1, 2018 and Mr. Towns will cease being the Corporate Secretary of the Company effective May 31, 2018.

Employment Agreement – Mr. Cortes

In September 2006, the Company entered into an employment agreement with Mr. Cortes pursuant to which Mr. Cortes is employed for a gross salary denominated in Chilean Pesos until such time as his employment agreement is terminated by the Company or he resigns. Effective January 1, 2014, Mr. Cortes’ employment agreement was terminated and he entered into a consulting contract for CLP 10,414,190 (~US$19,750) a month with quarterly consumer price index adjustments. As of December 31, 2017 his consulting agreement is the equivalent to US$216,469.

Employment Agreement – Mr. Rivera

On November 1, 2011, the Company entered into an employment agreement with Mr. Rivera whereby Mr. Rivera is employed for a gross salary denominated in Chilean Pesos until such time as his employment agreement is terminated by the Company or he resigns. As is common in Chile, Mr. Rivera’s contract is indexed for cost of living adjustments, his salary as of December 31, 2017 is equivalent to US$263,470. The Company also agreed to the following bonus plan for Mr. Rivera:

(a)	a bonus of US$285,000 for each project acquired by the Company or its subsidiaries after January 1, 2012 that reaches the stage of an NI 43-101 resource meeting the Company’s criteria. Three months’ of this bonus may be advanced once the Company considers that a significant discovery has been made;

(b)	an additional bonus of US$285,000 for each project acquired by the Company or its subsidiaries after January 1, 2012 that reaches the feasibility stage or that is sold to a third party for more than $10 million;

(c)	a bonus of US$142,000 for each project acquired by the Company or its subsidiaries before January 1, 2012 that reaches the stage of an NI 43-101 resource meeting the Company’s criteria; and

(d)	an additional bonus of US$142,000 for each project acquired by the Company or its subsidiaries before January1, 2012 that reaches the feasibility stage or that is sold to a third party for more than $10 million.

Employment Agreement – Ms. Nemeth

Ms. Nemeth received an amount of $13,750 per month pursuant to an employment agreement dated for reference January 9, 2017. The employment agreement terminated March 28, 2018.

Stock Option Plan

In the Company’s view, encouraging its executive officers and employees to become shareholders of the Company is the best way to align their interests with those of the Company’s shareholders. Equity participation is accomplished through the Stock Option Plan.

The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers; the granting of stock options to directors, executive officers and key employees and consultants of the Company; and the remuneration and compensation policies of the Company, including the Stock Option Plan. The members of the Compensation Committee are identified under the heading, “Election of Directors”.

The purpose of the Stock Option Plan is to advance the interests of the Company and its shareholders by encouraging these individuals to acquire shares, thereby increasing their proprietary interest in the Company and encouraging them to remain associated with the Company. Grants under the Stock Option Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares.

Individual grants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, the importance of his or her position, his or her contribution to the Company and previous option grants and exercise prices, including:

(a)	the remuneration paid to the employee or consultant as at the award date in relation to the total remuneration payable by the Company to all of its employees and consultants as at the award date;

(b)	the length of time that the employee or consultant has been employed or engaged by the Company; and

(c)	the quality of work performed by the employee or consultant.

Eligible Participants

The Stock Option Plan provides that options may be granted to directors, officers, employees or consultants of the Company or its affiliates. The Stock Option Plan does not limit insider participation and does not provide for a maximum number of shares which may be issued to an individual pursuant to the Stock Option Plan and any other share compensation arrangement.

Shares Available for Issuance

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the Company’s issued and outstanding common shares. The Stock Option Plan is considered a “rolling” stock option plan as the number of common shares available for issue increases with the number of the Company’s issued and outstanding common shares. The Stock Option Plan is also considered an “evergreen” stock option plan as when a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated option again become available for the purposes of the Stock Option Plan.

Remaining Securities Available for Grant

As of December 31, 2017, a total of 33,450,000 options were outstanding under the Stock Option Plan, and the common shares issuable upon exercise of such options represent in the aggregate 5.13% of the issued and outstanding common shares of the Company as of December 31, 2017. As of December 31, 2017, there were 31,742,951 options available to be granted, or 4.87% of the issued and outstanding shares of the Company.

Annual Burn Rate

The annual burn rate of the Stock Option Plan for 2017 was 1.0%, for 2016 was 7.7%, and for 2015 was 0.3%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of common shares outstanding for the applicable fiscal year.

Expiration or Termination

A stock option held by an employee or consultant will expire immediately in the event an employee or consultant ceases to be an employee or consultant, as applicable, as a result of termination for cause or as the result of an order of the British Columbia Securities Commission or the Exchange. In the event the employee or consultant ceases to be an employee or consultant as a result of termination without cause or resigns, a stock option will expire 60 days following the date the person ceases to be an employee or consultant. In addition, a stock option will expire 90 days after a director ceases to be a director unless the director continues to be an employee of the Company in which case the expiry date will remain unchanged. If a director ceases to be a director of the Company as the result of: (a) ceasing to meet the qualifications contained in the Business Corporations Act (British Columbia); (b) a special resolution having been passed by the shareholders of the Company; or (c) an order of the British Columbia Securities Commission or the Exchange, the expiry date shall be the date the director ceases to be a director of the Company. In the event of the death of an option holder, the options shall expire on the first anniversary of the option holder’s death.

Vesting

All stock options granted pursuant to the Stock Option Plan are subject to vesting requirements as may be prescribed by the Exchange or as may be imposed by the Board.

Exercise Price

The Board has sole discretion to set the exercise price of a stock option; however the exercise price may not be less than the closing price of the Company’s common shares on the day immediately preceding the date of the stock option grant.

Assignability

The options may not be assigned or transferred provided that a personal representative may exercise an option on behalf of an option holder.

Term

The term of any option shall be the date so fixed by the Board at the time the particular option is awarded, provided that such date shall not be later than the fifth anniversary of the award date of such option.

Trading Black Outs

Under the Company’s insider trading policies, directors, officers and specified employees are restricted from trading in securities of the Company during periodic trading blackouts imposed by the Company. The Stock Option Plan addresses the situation where an option holder is unable to exercise an option that would otherwise expire during a trading blackout imposed by the Company by providing that the option will continue to be exercisable until the tenth business day following the expiry of the trading blackout.

Amendment Procedures

The Company may amend the Stock Option Plan and the terms of any stock option without shareholder approval, unless shareholder approval is otherwise required by applicable regulatory authorities. Any substantive amendments to the Stock Option Plan shall be subject to the Company first obtaining the approvals, if required, of the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange.

Bonuses

The Stock Option Plan includes a provision which would allow the Board to grant stock options to any director or employee, together with a right to be paid, in cash, an amount equal to the exercise price of such stock options. The number of stock options which may be granted under this provision is limited to 1,000,000 within a 12 month period.

Stock Appreciation Rights

The Stock Option Plan grants the Board the discretion to grant an option holder a corresponding stock appreciation right. This right allows an option holder to surrender a stock option in exchange for that number of common shares having an aggregate value equal to the excess value of one common share over the purchase price per common share specified in such option, multiplied by the number of common shares called for by the option (the value of the common shares shall be based on the weighted average trading price for the five trading days immediately preceding the exercise).

Impact of a Change of Control

If a Change of Control (as defined in the Stock Option Plan) occurs, all shares subject to each outstanding option will become vested, whereupon all options may be exercised in whole or in part by the option holders.

Performance Graph

The common shares of the Company were listed on the Exchange on July 10, 2007. The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Company from December 31, 2012 and for six months increments thereafter until the end of the Company’s last completed financial year with the cumulative total return of the Standard and Poor’s TSX Composite Stock Index (“S&P/TSX Index”) over the same periods.

Comparison of Six Month Cumulative Total Shareholder Return on the Common Shares

of the Company and the S&P/TSX Index

The trend on the above graph reflects the trend in the Company’s compensation to executive officers reported in this Circular. Since 2008 the executive officers have not received discretionary cash bonuses and are instead granted incentive stock options in order to align their interests with the Company’s long-term goals.

Summary Compensation Table

The following table is a summary of compensation paid to the NEOs for the three most recently completed financial years.

					Non-equity incentive plan compensation ($)

Name and Principal Position	Year	Salary(1) ($Cdn)	Share-based awards ($)	Option- based awards ($)(2)	Annual incentive plans	Long Term Incentive Plan	Pension value ($)	All Other Compen-sation ($)	Total compensation ($)
Luis A. Tondo(3) President and CEO	2017	$214,155	N/A	$433,878	N/A	N/A	N/A	Nil	$648,033
Alan J. Stephens(4) Executive Director Former President and CEO	2017	$220,000	N/A	N/A	N/A	N/A	N/A	Nil	$220,000
	2016	$220,000	N/A	$668,936	N/A	N/A	N/A	Nil	$888,936
	2015	$99,998	N/A	N/A	N/A	N/A	N/A	Nil	$99,998
Damian Towns(5) CFO and Corporate Secretary	2017	$200,900	N/A	N/A	N/A	N/A	N/A	Nil	$200,900
	2016	$188,400	N/A	$541,501	N/A	N/A	N/A	Nil	$729,901
	2015	$162,500	N/A	N/A	N/A	N/A	N/A	Nil	$162,500
Marcelo Cortes Vice President of Project Development	2017	$262,918	N/A	N/A	N/A	N/A	N/A	Nil	$262,918
	2016	$249,601	N/A	$414,067	N/A	N/A	N/A	Nil	$663,668
	2015	$251,000	N/A	Nil	N/A	N/A	N/A	Nil	$251,000
Sergio Rivera Vice President of Exploration	2017	$325,052	N/A	N/A	N/A	N/A	N/A	$379,217	$704,268
	2016	$303,067	N/A	$23,822	N/A	N/A	N/A	$183,421	$510,310
	2015	$297,004	N/A	Nil	N/A	N/A	N/A	Nil	$297,004
Naomi Nemeth(6) Vice President of Investor Relations	2017	$162,213.33	N/A	111,551	N/A	N/A	N/A	Nil	$273,764

Notes:

(1)	Includes consulting fees paid to the NEOs.

(2)	Dollar amount based on the grant date fair value of the award for the financial year covered in the table.

(3)	Mr. Tondo was appointed President and CEO of the Company on June 7, 2017.

(4)	Mr. Stephens resigned as President and CEO of the Company on June 7, 2017 and was appointed executive director of the Company on June 7, 2017.

(5)	Mr. Towns ceased to be the CFO on April 30, 2018 and will cease to be the Corporate Secretary on May 31, 2018.

(6)	Ms. Nemeth ceased to be VP of Investor Relations effective March 28, 2018

In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards which requires the determination of a fair value of the options granted and use of a risk-free statement rate. The audited financial statements state: Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted: The key assumptions are noted below:

Risk free life	0.76% to 1.05%
Expected life	2.5 to 3.5 years
Expected volatility	122%
Expected dividend	0%

Option-Based Awards-Fair Value Calculation

The use of option pricing models requires the input of highly objective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding option-based awards held by the Company’s NEOs as of December 31, 2017 and includes awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Options exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Luis A. Tondo President and CEO	5,000,000(2)	$0.11	12-June-22	$50,000(2)	N/A	N/A
Alan J. Stephens Executive Director, Former President and CEO	700,000	$0.10	3-Jan-19	$14,000	N/A	N/A
	2,000,000	$0.04	16-Feb-21	$160,000	N/A	N/A
	5,000,000	$0.20	11-Aug-21	Nil	N/A	N/A
Damian Towns CFO and Corporate Secretary	600,000	$0.10	3-Jan-19	$12,000	N/A	N/A
	2,000,000	$0.04	16-Feb-21	$160,000	N/A	N/A
	4,000,000	$0.20	11-Aug-21	Nil	N/A	N/A
Marcelo Cortes Vice President of Project Development	400,000	$0.10	3-Jan-19	$8,000	N/A	N/A
	2,000,000	$0.04	16-Feb-21	$160,000	N/A	N/A
	3,000,000	$0.20	11-Aug-21	Nil	N/A	N/A
Sergio Rivera Vice President of Exploration	400,000	$0.10	3-Jan-19	$8,000	NA	NA
	1,500,000	$0.04	16-Feb-21	$120,000	N/A	N/A
Naomi Nemeth Vice President of Investor Relations	1,000,000(3)	$0.16	09-Jan-17	Nil	N/A	N/A

Notes:

(1)	The closing price of the Company’s common shares at December 29, 2017, being the last trading day in the Company`s December 31, 2017 financial year end, was $0.12. No value has been given to unexercised options that were out-of-the-money on December 29, 2017.

(2)	These options are subject to vesting restrictions, so that 1,666,667 vested on June 12, 2017, 1,666,667 will vest on June 12, 2018 and the remainder will vest on June 12, 2019.

(3)	These options are subject to vesting restrictions, so that 333,334 vested on January 9, 2017, 333,334 vested on January 9, 2018 and 333,334 will vest on January 9, 2019.

Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO.

Name	Option-base awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Luis A. Tondo President and CEO	N/A	N/A	N/A
Alan J. Stephens Executive Director and former President and CFO	N/A	N/A	N/A
Damian Towns CFO and Corporate Secretary	N/A	N/A	N/A
Marcelo Cortes Vice President of Project Development	N/A	N/A	N/A
Sergio Rivera Vice President of Exploration	N/A	N/A	N/A
Naomi Nemeth Vice President of Investor Relations	N/A	N/A	N/A

Notes:

(1)	The amounts above disclose the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date by determining the difference between the market price of the shares and the exercise price of the options.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

As at December 31, 2017, the Company had contractual arrangements with each of its NEOs, each of which has a termination and a change of control benefits clause. The terms of each of the NEO’s employment agreements are contained in this Circular under the heading “Compensation Discussion and Analysis - Base Salary”.

Mr. Tondo, President and CEO In accordance with his employment agreement with the Company, the Company may terminate Mr. Tondo’s services at any time for cause and all compensation and benefits shall cease accruing on the termination date. The Company may terminate his employment at any time without cause following six months’ written notice, or payment of US$150,000 in lieu of such notice. In the event the employment agreement is terminated by the Company without cause within six months of a Control Change (as defined in the employment agreement) or by Mr. Tondo for Good Reason (as defined in the employment agreement) within six months of a Control Change, Mr. Tondo shall be entitled to US$750,000 and all rights shall become immediately exercisable for a period of 60 business days. If Mr. Tondo terminates the agreement for Good Reason at any other time, Mr. Tondo shall be entitled to US$150,000.

Mr. Alan Stephens, Executive Director and Former President and CEO: In accordance with his employment agreement with the Company, the Company may terminate Mr. Stephen’s services at any time for cause and all compensation and benefits shall cease accruing on the termination date. The Company may terminate his employment at any time without cause following six months’ written notice, or payment of six months’ salary in lieu of such notice. In the event the employment agreement is terminated by the Company without cause within six months of a Control Change (as defined in the employment agreement) or by Mr. Stephens for Good Reason (as defined in the employment agreement) within six months of a Control Change, Mr. Stephens shall be entitled to 2.5 times his annual compensation and all rights shall become immediately exercisable for a period of 60 business days. If Mr. Stephens terminates the agreement for Good Reason at any other time, Mr. Stephens shall be entitled to six months’ compensation.

Mr. Towns, CFO and Corporate Secretary: In accordance with his employment agreement, the Company may terminate the employment of Mr. Towns for cause without notice and all compensation and benefits shall cease accruing on the termination date. The Company may terminate his employment at any time without cause following six months’ written notice, or payment of six months’ salary in lieu of such notice. In the event his employment is terminated by the Company without cause within six months of a Control Change (as defined in the employment agreement) or by Mr. Towns for Good Reason (as defined in the employment agreement) within six months of a Control Change, Mr. Towns shall be entitled to 2.5 times his annual compensation and all rights shall become immediately exercisable for a period of 60 business days. If Mr. Towns terminates his employment for Good Reason at any other time, he shall be entitled to six months’ compensation.

Ms. Naomi Nemeth, Vice-President, Investor Relations. In accordance with her employment agreement, the Company may terminate the employment of Ms. Nemeth for cause without notice and all compensation and benefits shall cease accruing on the termination date. The Company may terminate her employment at any time without cause following two months’ written notice, or payment of two months’ salary in lieu of such notice. In the event her employment is terminated by the Company without cause within six months of a Control Change (as defined in the employment agreement) or by Ms. Nemeth for Good Reason (as defined in the employment agreement) within six months of a Control Change, Ms. Nemeth shall be entitled to six months’ salary compensation and all rights shall become immediately exercisable for a period of 60 business days. If Ms. Nemeth terminates her employment for Good Reason at any other time, she shall be entitled to two months’ compensation.

Mr. Cortes, Vice President of Project Development: In accordance with his employment agreement, the Company may terminate employment of Mr. Cortes with cause following five days’ written notice and all compensation and benefits shall cease accruing on the termination date. The Company may terminate the employment of Mr. Cortes without cause following six months’ written notice or the payment of US$95,000 (less any other payments due or payable to Mr. Cortes under other contractual arrangements or legal requirements in or outside of Canada). In the event his employment is terminated by the Company without cause within six months of a Control Change (as defined in the employment agreement) or by Mr. Cortes for Good Reason (as defined in the employment agreement) within six months of a Control Change, Mr. Cortes shall be entitled to a US$477,000 payment.

Mr. Rivera, Vice President of Exploration: In accordance with his employment agreement, the Company may terminate the employment of Mr. Rivera with cause following five days’ written notice and all compensation and benefits shall cease accruing on the termination date. The Company may terminate the employment of Mr. Rivera without cause following six months’ written notice or the payment of US$142,500 (less any other payments due or payable to Mr. Rivera under other contractual arrangements or legal requirements in or outside of Canada). In the event his employment is terminated by the Company without cause within six months of a Control Change (as defined in the employment agreement) or by Mr. Rivera for Good Reason (as defined in the employment agreement) within six months of a Control Change, Mr. Rivera shall be entitled to a US$712,500 payment.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a NEO was terminated without cause following a Control Change as of December 31, 2017:

Name	Termination Payment
Luis A. Tondo President and CEO	US$750,000
Alan J. Stephens Executive Director and Former President and CEO	$550,000
Damian Towns CFO and Corporate Secretary	$500,000
Marcelo Cortes Vice President of Project Development	US$477,000
Sergio Rivera Vice President of Exploration	US$712,500
Naomi Nemeth Vice President of Investor Relations	$82,500

The Company would also be obligated to continue the NEO’s option entitlements for the period set out in the Stock Option Plan in the event that a NEO was terminated without cause following a Control Change.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a NEO was terminated without cause as of December 31, 2017 assuming such event was not in connection with a Control Change.

Name	Termination Payment
Luis A. Tondo President and CEO	US$150,000
Alan J. Stephens Executive Director and Former President and CEO	$110,000
Damian Towns CFO and Corporate Secretary	$100,000
Marcelo Cortes Vice President of Project Development	US$95,000
Sergio Rivera Vice President of Exploration	US$142,500
Naomi Nemeth Vice President of Investor Relations	$27,500

The Company would also be obligated to continue the NEO’s option entitlements for the period set out in the Stock Option Plan in the event that a NEO was terminated without cause assuming such event was not in connection with a Control Change.

DIRECTOR COMPENSATION

Except as noted below, no other compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

The following table sets forth the details of compensation provided to the directors, other than the NEOs, during the Company’s most recently completed financial year. The value disclosed under option-based awards for directors represents the deemed dollar value of the options granted.

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Roderick J. Webster	$25,000	N/A	N/A	N/A	N/A	N/A	$25,000
Gordon J. Fretwell	$25,000	N/A	N/A	N/A	N/A	N/A	$25,000
Colin Kinley	$25,000	N/A	N/A	N/A	N/A	N/A	$25,000
Michael Haworth	$25,000	N/A	N/A	N/A	N/A	N/A	$25,000

Membership on each committee of the Board is disclosed herein under the heading, “Election of Directors”.

All directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Pursuant to the Stock Option Plan, options to purchase common shares of the Company have been granted to the directors at exercise prices at least equal or greater than the share price of common shares at the date of granting such options during the year-ended December 31, 2017.

INCENTIVE PLAN AWARDS

The following table sets forth the outstanding options-based awards held by the directors of the Company as of December 31, 2017 and includes awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Roderick J. Webster	250,000	$0.10	16-Feb-21	$5,000	N/A	N/A
	500,000	$0.04	16-Feb-21	$40,000	N/A	N/A
	500,000	$0.20	11-Aug-21	Nil	N/A	N/A
Gordon J. Fretwell	250,000	$0.10	16-Feb-21	$5,000	N/A	N/A
	500,000	$0.04	16-Feb-21	$40,000	N/A	N/A
	500,000	$0.20	11-Aug-21	Nil	N/A	N/A
Colin Kinley	500,000	$0.04	16-Feb-21	$40,000	N/A	N/A
	500,000	$0.20	11-Aug-21	Nil	N/A	N/A
Michael Haworth(2)	500,000	$0.04	16-Feb-21	$40,000	N/A	N/A
	500,000	$0.20	11-Aug-21	Nil	N/A	N/A

Notes:

(1)	The closing price of the Company’s common shares at December 29, 2017, being the last trading day in the Company`s December 31, 2017 financial year end, was $0.12. No value has been given to unexercised options that were out-of-the-money on December 29, 2017.

(2)	These options were granted to Greenstone Management Limited, on behalf of Michael Haworth who is a principal of Greenstone Management Limited.

Incentive Plan Awards – Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Roderick J. Webster	Nil	N/A	N/A
Gordon J. Fretwell	Nil	N/A	N/A
Colin Kinley	Nil	N/A	N/A
Michael Haworth	Nil	N/A	N/A

Notes:

(1)	The amounts above disclose the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date by determining the difference between the market price of the shares and the exercise price of the options.

EQUITY COMPENSATION PLAN

The following table sets out those securities of the Company which have been authorized for issuance under equity company compensation plans as at December 31, 2017:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the securityholders	33,450,000	$0.13	31,742,951
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	33,450,000	$0.13	31,742,951

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or any of its subsidiaries, the proposed nominees for election to the Board, nor any associate of such persons is as at the date hereof, or has been indebted to the Company, since the beginning of the most recently completed financial year of the Company. In addition, no indebtedness of these individuals to another entity has been subject of a guarantee, support agreement, letter or credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no director or executive officer of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors. Shareholders are being asked to approve a transaction between the Company, the Company’s wholly-owned subsidiary, Minera Coro Chile Limitado and Greenstone II L.P., an affiliate of the Company’s majority shareholder, Greenstone Resources L.P., which is more particularly described in the section of this Circular entitled “Particulars of Matters to Be Acted Upon - Approval of Conversion Features of Loan with Greenstone Resources II L.P.”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the last completed financial year, a total of 143,803,998 common shares of the Company were purchased by Greenstone Resources L.P. or its affiliates (collectively, "Greenstone"), the Company’s majority shareholder, pursuant to private placement transactions. Greenstone currently owns a total of 414,085,522 common shares of the Company, representing approximately 63.5% of the Company’s issued and outstanding shares. In addition, in December 2017, the Company entered into a $3,000,000 credit facility with Greenstone (“December 2017 Loan Agreement”). The funds advanced by Greenstone pursuant to the December 2017 Loan Agreement must be repaid within 11 months from the date on which the funds were advanced and bear interest at 12% per annum until March 31, 2018 and 15% thereafter. Greenstone advanced a further $5,000,000 to the Company pursuant to a second credit facility on February 27, 2018 (“February 2018 Loan Agreement”). The funds advanced by Greenstone pursuant to the February 2018 Loan Agreement must be repaid within 11 months from the date on which the funds were advanced and bear interest at 12% per annum until June 30, 2018 and 15% thereafter. On the respective dates of repayment of the loans granted pursuant to the December 2017 Loan Agreement and the February 2018 Loan Agreement, Greenstone is entitled to received arrangement fees from the Company equal to 3% of the respective principal amounts advanced by Greenstone pursuant to such loans.

Except for the above and as otherwise disclosed in this Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company’s last financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over directly or indirectly (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

The Management of the Company intends to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for re-appointment as auditors of the Company. Proxies given pursuant to the solicitation by Management will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Company on June 12, 2006.

AUDIT COMMITTEE DISCLOSURE

Detailed information required by National Instrument 52-110 - Audit Committees is presented in the Company’s Annual Information Form dated March 29, 2018 under the heading “Information on Audit Committee”. The Annual Information Form is available on the SEDAR website at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 - Corporate Governance Guidelines. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance policies. The Company’s approach to corporate governance is set out below. The Board is constantly engaged in an ongoing review of the Company’s corporate governance practices. The Board considers good corporate governance to be central to the effective and efficient operations of the Company.

Board of Directors

Management is nominating six individuals to the Board, being Luis A. Tondo, Alan J. Stephens, Gordon J. Fretwell, Colin Kinley, Michael Haworth and Petra Decher, each of whom is a current director of the Company. The board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent”. Of the proposed nominees of the Company, Gordon J. Fretwell, Colin Kinley, Michael Haworth and Petra Decher are considered by the Board to be “independent” and Luis Tondo and Alan J. Stephens are considered to be management directors and are considered to be “non-independent” within the meaning of National Instrument 52-110 - Audit Committees.

The Chairman of the Board is Colin Kinley, who is an “independent” director within the meaning of National Instrument 52-110 - Audit Committees.

The Chairman is responsible for managing the affairs of the Board and works with the CEO and other management to ensure effective relations with the Board, the shareholders and the public.

Directorships

The following directors of the Company are directors of other reporting issuers:

Director	Other Reporting Issuer(s)
Alan J. Stephens	Weatherly International PLC
Gordon J. Fretwell	Asanko Gold Inc. (Formerly Keegan Resources Inc.) Canadian Rare Earth Corporation Auryn Resources Inc. Lions Bay Capital Inc.
Colin Kinley	Excelsior Mining Corp. Eco Atlantic Oil and Gas Ltd.
Michael Haworth	Excelsior Mining Corp. Ncondezi Energy Limited Zanaga Iron Ore Company Limited Adventus Zinc Corporation Northern Vertex Mining Corp.
Petra Decher	Ascendant Resources Inc. Red Pine Exploration Inc.

Meetings of the Board

The Board meets on an as needed basis to review, among other things, the performance of the Company. Other meetings of the Board will be called as circumstances arise. In addition, Board memos are prepared as required to ensure the Board is kept informed of all relevant matters.

The independent directors of the Company also meet on an as needed basis when circumstances arise and through the Audit Committee meetings. The Audit Committee meets quarterly and also has in camera sessions with the auditors without Management present.

All directors attended 100% of the full Board meetings that were held during the year ended December 31, 2017.

Board Mandate

The Board is in the process of updating the Board mandate, which generally speaking, is to manage and supervise the management of the business and affairs of the Company and to act with a view to the best interest of the Company. The Board oversees the management of the Company’s affairs directly and through committees. The Board’s responsibilities include, among other matters, reviewing and approving the Company’s overall business strategies and annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives, and assessing Management’s performance against approved business plans and industry standards.

Position Descriptions

The Board, together with the Corporate Secretary and CFO, is continually updating the Board policy manual, which will provide position descriptions for the directors and senior officers of the Company, including in respect of limitations to Management’s responsibilities.

Currently, the Board has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company, and has adopted a table of delegated authorities. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company require prior approval of the Board. Any responsibility which is not delegated to Management or a committee of the Board remains with the Board.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for ensuring that Management develops an orientation and education program for new members of the Board and an education program for all members of the Board. New directors are provided with an orientation and education program which includes written information about the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior Management and other directors. The Company will also give tours of its properties to give directors additional insight into the Company’s business. In addition, Management of the Company takes steps to ensure that its directors and officers are updated regarding corporate and securities policies which may affect the directors, officers, committee members and the Company as a whole. The Company continually reviews developments in securities rules and policies, and changes or new requirements are brought to the attention of the directors by way of director meetings or in written reports.

Ethical Business Conduct

The Board has adopted an Ethics and Business Conduct policy (the “Policy”). Included in this Policy is a whistle blowing policy pursuant to which employees can communicate complaints of alleged violations of law, regulation or internal Company policy. The full text of the Policy is available free of charge to any person on request to the Company at Suite 2600- 1066 West Hastings Street, Vancouver, British Columbia; telephone: 604-682-5546.

In addition, certain of the directors of the Company serve as directors and officers of other companies engaged in similar business activities and therefore it is possible that a conflict may arise between their duties as a director or officer of such other companies and their duties as a director or officer of the Company. The directors of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and the required disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ conflicts of interest or in respect of any breaches of duty by any of its directors. All such conflicts must be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia).

Corporate Governance and Nominating Committee

For the year ended December 31, 2017, the Corporate Governance and Nominating Committee was comprised of Messrs. Fretwell (Chair), Webster and Kinley. This committee is responsible for identifying new candidates for nomination to the Board. Following the Meeting, the Corporate Governance and Nominating Committee will be comprised by Mr, Kinley, Mr. Stephens and Ms. Decher.

The Corporate Governance and Nominating Committee develops and monitors the Company’s overall approach to corporate governance issues and, subject to approval by the Board, implements and administers a system of corporate governance which reflects superior standards of corporate governance practices. In fulfilling this role, the Corporate Governance and Nominating Committee periodically reviews and assesses the adequacy of the Company’s corporate governance principles and develops and recommends to the Board for adoption additional or revised principles as appropriate.

The Corporate Governance and Nominating Committee analyzes and reports to the Board the relationship of each director to the Company and significant shareholders as to whether or not such director is considered “independent” within the meaning of applicable corporate and securities law and policies. The Corporate Governance and Nominating Committee also determines the appropriate committee structure of the Board and advises the Board or any of the committees of the Board of any corporate governance issues which the Corporate Governance and Nominating Committee determines ought to be considered. The Corporate Governance and Nominating Committee reviews with the Board the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities. Finally, the Committee proposes to the Board annually, nominees for election or appointment to the Board to fill Board vacancies and the assignment of members to the committees of the Board and the chair for each committee.

Compensation Committee

For the year ended December 31, 2017, the Compensation Committee members were Messrs. Webster, Haworth (Chair) and Kinley, all of which were independent directors. Following the Meeting, the Compensation Committee will be comprised of Messrs. Haworth (Chair), Mr, Kinley and Ms. Decher, each of whom is an independent director. Information on the Compensation Committee is contained in this Circular under the heading “Compensation Discussion and Analysis”.

Assessment

Currently, the Board works with the Corporate Governance and Nominating Committee to review the effectiveness of its committees and individual directors. The Board intends to implement formal assessment procedures to be carried out on an annual basis, but does not currently have such procedures in place, but will consider implementing one in the future should circumstances warrant.

Term Limits

The Board has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of the Company. The Corporate Governance and Nominating Committee reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between the desirability to have a depth of industry experience from its members on the one hand and the need for renewal and new perspectives on the other hand.

Gender Diversity

The Board recently adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the “Diversity Policy”). The Diversity Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity throughout the Company. To this end, the Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. While the Company does not support the adoption of quotas, Management and the Board will consider diversity as an element of the overall selection criteria of candidates.

The Board will proactively monitor the Company’s performance in meeting the standards outlined in the Diversity Policy. Ms. Decher was appointed as a director of the Company on May 7, 2018 and the Company believes this is a positive step towards achieving diversity throughout the Company.

The Diversity Policy requires that each year the Company report on the proportion of female and minority personnel in senior executive positions and on the Board in the Company’s management information circular. As at December 31, 2017, (a) none of the Company’s personnel at the executive management level were female and none of such personnel identified themselves as part of a minority group and (b) the Company’s Board did not include any female members and none of the Board members identified themselves as belonging to a minority group. However, Ms. Decher was appointed as a director on May 7, 2018.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Conversion Features of Loan with Greenstone Resources II L.P.

On February 27, 2018 the Company announced that it was conducting a strategic review to consider alternative scenarios relating to the Company’s assets and an assessment of the various funding options available to the Company to maximize shareholder value (the “Strategic Review Process”). As part of the Strategic Review Process, the Company engaged an independent consultant to conduct due diligence on the Company’s Berta copper project and the Nora SX-EW plant (together, the “Berta Project”) and perform a site visit. In addition, on behalf of the board of directors, Rod Webster, an independent director and professional engineer, performed a site visit at the Berta Project in February 2018.

In early March 2018, the Company formed a committee of its directors (the “Strategic Review Committee”) comprised of Rod Webster, Gordon Fretwell, Alan Stephens and Colin Kinley to consider a possible transaction involving the Berta Project. The majority of the members of the Strategic Review Committee are independent of Greenstone, the Company’s largest shareholder. Mr. Kinley is a nominee director of Greenstone so is not considered independent for the purposes of the Strategic Review Committee however, each of Messrs. Webster, Fretwell and Stephens are considered independent of Greenstone. The Strategic Review Committee engaged outside legal counsel and Evans & Evans, Inc. an independent financial advisor, to complete a valuation report on the Berta Project.

Throughout March and April, 2018, the Strategic Review Committee met informally several times to discuss the Strategic Review Process and to consider a proposal from Greenstone Resources II L.P. (“Greenstone II”), an affiliate of Greenstone, to acquire a direct interest in the Company’s Berta Project, on the terms set out in more detail below (the “Greenstone II Investment”). In the course of their review of the proposed Greenstone II Investment, the Strategic Review Committee considered a number of items, including but not limited to, the current and future financial obligations and funding requirements of the Berta Project, the ability of the Company to meet the current and future financial obligations of the Berta Project, and the desire to minimize dilution to Company, and therefore shareholders’ interest in the Marimaca Project, in order to fund the Berta Project. After a consideration these factors, and upon review of the independent valuation report and fairness opinion provided by Evans &Evans Inc. indicating that the proposed Greenstone II Investment was fair, from a financial standpoint, to the Disinterested Shareholders (as defined below), on April 16, 2018, the Strategic Review Committee resolved to recommend to board of directors that they approve the proposed Greenstone II Investment.

Following the board approval, on April 19, 2018 the Company announced that it had completed its Strategic Review and had concluded that the Company should now focus on the Marimaca Project and that all financing for the Berta Project should be done at the project level without further financial recourse to the Company. As a result, the Company entered into a binding term sheet with Greenstone Greenstone II to complete the Greenstone II Investment. In accordance with the provisions of the term sheet, Greenstone II agreed to invest up to US$12 million by way of a secured convertible loan directly into the Company’s owned subsidiary, Minera Coro Chile Limitada (“MCC”). MCC previously held a 65% shareholding in SCM Berta SA (“SCM Berta”), the entity which holds the Berta Project and which has optioned the El Jote mineral deposit, all of which are located in Chañaral Province, III Region, Northern Chile. The remaining 35% interest in MCC was held by Propipe. It was a condition to the Greenstone II Investment that MCC (or its nominee) acquire this remaining interest (which acquisition has been completed, as a result of which MCC, together with its nominee, currently holds all of the shares of SCM Berta) and to complete an internal reorganization (“MCC Reorganization”) by no later than June 18, 2018 (the “Reorganization Deadline”). The 35% interest in Propipe was acquired by MCC for a total purchase price of US$2.25 million, payable in installments. As part of the MCC Reorganization, Coro intends to incorporate a new offshore investment holding company in a tax efficient jurisdiction (“NewCo”), to hold all of the shares of MCC .

Of the US$12 million Greenstone II Investment, an initial US$9 million was advanced on April 19, 2018, with a maturity date of 125 days, with the remaining US$3 million available for drawdown during this period. Assuming the full US$12 million is advanced, the Greenstone II Investment will be convertible into a 75% equity interest in MCC, resulting in the Company’s equity interest in MCC decreasing to 25%. Notwithstanding the foregoing, the Company has retained an option to fund US$4 million into MCC for a period of 120 days. During this period the Company intends to further assess the operational performance of the Berta Project and the progress with the Berta SX-EW plant permitting. To the extent that that the Company funds the US$4 million, US$3 million of this amount would be used to fund MCC (instead of the US$3 million undrawn Greenstone II Investment) and US$1 million would be used to repay Greenstone II such that the outstanding Greenstone II Investment would be reduced from US$9 million to US$8 million. If this option is exercised, this would result, post conversion of the Greenstone II Investment into an equity interest of MCC, in the shareholding of MCC being 50% held by the Company and 50% held by Greenstone II.

The Greenstone II Investment is secured against the shares of MCC, SCM Berta and the shareholder loan claim against SCM Berta and will, following the MCC Reorganization, also be secured against the shares in, and assets of, NewCo. Upon the occurrence of an event of default (as defined in the binding term sheet and which includes failure to obtain Disinterested Shareholder Approval, as defined below), MCC (following the MCC Reorganization, and/or NewCo) would be required to repay the Greenstone II Investment and/or Greenstone II would have the option to enforce its security.

Interest will accrue monthly on the Greenstone II Investment at a rate of 15% per annum only from the Reorganization Deadline until either conversion or the maturity date and is payable in cash by MCC (following the MCC Reorganization, and/or by NewCo).

As part of the Greenstone II Investment, Coro has agreed to provide management services to MCC and SCM Berta through a services agreement which will in time allow for a reduction in operating overheads for the Company by allocating resources between the Marimaca and the SCM Berta operations. Greenstone II and Coro have also agreed the principal terms of a shareholders agreement governing their relationship as indirect shareholders of MCC (through NewCo) following conversion of the Greenstone II Investment. The Company believes that the Greenstone II Investment will provide the necessary capital to secure the future of the Berta Project operation and minimize the Company’s ongoing financial exposure, while allowing the Company to focus its attention and financial resources on its flagship Marimaca Project.

The Greenstone II Investment will be used for the following:

•	Reduction in creditors to achieve a normal operating working capital level;

•	Capital expenditure for decreasing operating costs and increasing efficiencies, notably, to replace anode and cathode plates, increase acid storage, install additional control systems, purchase critical spares and other sustaining capital projects.

•	Payment of environmental bonds.

•	Engineering and permitting for the new Berta SX-EW plant.

•	Drilling, test work and option payments at El Jote.

•	Initial upfront payment of US$750,000 as part of an agreement to acquire the 35% interest in SCM Berta held by ProPipe.

In addition to the Greenstone II Investment, in April, 2018 the Company and Greenstone entered into a facility agreement whereby Greenstone agreed to loan the Company US$2,000,000, convertible into common shares of the Company at a price which is the greater of (i) C$0.0895, and (ii) the price at which the Company completes its next equity financing of at least US$5 million (the “Convertible Loan”). The Convertible Loan bears interest at 12% per annum for the first six months that the Convertible Loan is outstanding and at 15% per annum for the remainder of the term of the Convertible Loan. The principal amount of the Convertible Loan is convertible into up to an additional 28,782,123 common shares of the Company, assuming a conversion price of US$0.0895 per share and based on the Canadian to US dollar exchange rate in effect on the date of this Circular. The Convertible Loan matures on the earlier of January 30, 2019 and the date on which the Company completes an equity financing of at least US$5 million.

Greenstone, an affiliate of Greenstone II, is a majority shareholder of the Company and together with its affiliates, currently owns 414,085,522 common shares of the Company, or approximately 63.5% of the Company’s issued and outstanding common shares. Pursuant to the rules of the Exchange, as an affiliate of Greenstone has the potential to receive consideration which is greater than 10% of the current market value of the Company as the result of the Greenstone II Investment, the Exchange requires that the Greenstone II Investment must not be convertible into an equity interest in MCC until shareholder approval to the Greenstone II Investment is obtained, which approval must exclude votes attached to the shares beneficially owned by Greenstone, or its affiliates (“Disinterested Shareholder Approval”).

Disinterested shareholders of the Company will be asked to consider, and if thought advisable, to pass with or without variation, an ordinary resolution of the Company, as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE DISINTERESTED SHAREHOLDERS THAT the conversion features of a US$12,000,000 secured convertible loan granted by Greenstone Resources II L.P to Minera Coro Chile Limitada (“MCC”) which, if converted, would result in the ownership by Greenstone Resources II L.P. of an equity interest of up to 75% (directly or indirectly) in MCC, is hereby authorized and approved.

The Board believes that the Greenstone II Investment is in the Company’s best interest and unanimously recommends that shareholders vote FOR the resolution set out above. In order for the resolution to pass, the resolution must be approved by a majority of the votes cast by Disinterested Shareholders in person or represented by proxy at the Meeting. In the absence of instructions to the contrary, the Management proxyholders will vote the common shares represented by each form of Proxy, properly executed, FOR approving the above resolution.

Approval of Unallocated Entitlements under the Stock Option Plan

At the Meeting, shareholders of the Company will be asked to consider, and if deemed advisable, to pass, with or without modification, a resolution (the “Stock Option Plan Resolution”) authorizing and approving the unallocated entitlements under the Stock Option Plan.

Information Concerning the Stock Option Plan

The Stock Option Plan is a 10% “rolling” plan and, as in accordance with the policies of the Exchange, the Company is required to seek shareholder approval of all unallocated entitlements under the Stock Option every three years. The Stock Option Plan was approved by the shareholders on June 29, 2010 and re-approved in accordance with Exchange policies on July 16, 2015.

See “Compensation Discussion and Analysis - Stock Option Plan” for a brief description of the material terms of the Stock Option Plan.

Approval of the Unallocated Entitlements under the Stock Option Plan

According to the policies of the Exchange, unallocated entitlements under the Stock Option Plan must be approved by:

(a)	a majority of the Company’s directors; and

(b)	the Company’s shareholders;

when the Stock Option Plan is instituted and every three years thereafter.

As of the date of this Circular, all of the Company’s directors have approved the unallocated entitlements under the Stock Option Plan.

In accordance with the policies of the Exchange, the unallocated entitlements under the Stock Option Plan must be approved by a majority of the votes cast by disinterested shareholders, with insiders or their associates and affiliates to whom shares may be issued pursuant to the Stock Option Plan excluded from voting. Based on the present shareholdings of the insiders or their associates and affiliates to whom shares may be issued pursuant to the Stock Option Plan, a total of up to 422,100,917 common shares (or 65% of the total issued and outstanding common shares) will be excluded from voting on this resolution. Accordingly, disinterested shareholders will be asked to consider and, if thought advisable, to pass the following resolution at the Meeting:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	all unallocated entitlements under the Company’s Stock Option Plan as described in the Information Circular dated May 18, 2018, including reserving for issuance under the Stock Option Plan at any time a maximum of 10% of the issued and outstanding common shares of the Company, are hereby authorized and approved;

2.	the Company be and is hereby authorized to grant stock options under the Stock Option Plan until June 27, 2021, being the date that is three years from the date hereof; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions as the Company may be required to make to give effect to this resolution.

Shareholders may vote FOR or AGAINST the above resolution. If the unallocated entitlements under the Stock Option Plan are not approved, previously granted options will be unaffected however no further options will be able to be issued under the Stock Option Plan and any previously issued options which are cancelled or expire would be unavailable for re-grant.

Management of the Company recommends that shareholders vote in favour of the foregoing resolution. Unless otherwise directed, the persons named in the enclosed form of Proxy intend to vote FOR the approval of the foregoing resolution at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s comparative annual financial statements for the year ended December 31, 2017, a copy of which, together with management’s discussion and analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at 604-682-5546.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 18th day of May, 2018.

ON BEHALF OF CORO MINING CORP.

(signed) “Luis A. Tondo”

Luis A. Tondo,

President and CEO

Appendix A

COMPENSATION COMMITTEE MANDATE

Purpose

The overall purpose of the Compensation Committee (“Committee”) is to develop executive compensation plans that:

•	attract and retain skilled and experienced executives and senior managers;

•	motivate executives and senior managers to achieve corporate objectives and create shareholder value; and

•	encourage executives and senior managers to link their personal financial interest to those of the shareholders.

The compensation of executives and senior management shall be based on competitive rates in the marketplace, taking account of location and conditions of employment.

Compensation for executives and senior managers shall consist of a combination of a base salary, cash based annual incentive, a long-term incentive and employee benefits.

Composition, Procedures and Organization

1.	The Committee shall consist of at least three members of the Board, a majority of whom shall be “independent” as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and should exclude Executive Directors wherever possible. In particular, a Committee member shall not:

(a)	other than in his or her capacity as a member of the Board or any committees of the Board, accept directly or indirectly any consulting, advisory or other fee from the Company;

(b)	have been employed by the Company or any of its affiliates in the current or past two years; or

(c)	be an affiliate of the Company or any subsidiaries.

2.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.	Unless the Board shall have appointed a Chair of the Committee, the members of the Committee shall elect a Chairman from among their number.

4.	The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Committee.

5.	The Committee shall have access to such officers and employees of the Company, its external auditors and legal counsel and to such information respecting the Company and may engage separate independent counsel and advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Meetings

1.	At the request of the PCEO or any member of the Committee, the Chairman will convene a meeting of the Committee and provide an agenda for such meeting.

2.	Any two directors may request the Chairman to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such directors, and may participate in such meeting to the extent permitted by the Chairman of the Committee.

3.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

4.	The Committee shall meet at least once in each year on such dates and at such locations as the Chairman of the Committee shall determine and may also meet at any other time or times on the call of the chair of the Committee or any two of the other members.

Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

1.	Review and approve corporate goals and objectives relevant to PCEO compensation, evaluate the PCEO’s performance in light of these goals, and recommend the PCEO’s package to the Board.

2.	Make recommendations to the Board on all elements of executive officers’ compensation.

3.	Review all compensation information before the Company discloses it publicly.

4.	Approve any compensation arrangement for a senior executive of any subsidiary.

5.	Review succession planning for senior positions, and make recommendations to the Board.

6.	Review appropriate compensation of the independent directors and to provide recommendations of such review for the approval by the Corporate Governance Committee and the PCEO.